Exhibit 21.1

Snail, Inc.

List of Subsidiaries

Snail Games USA Inc.	California
Frostkeep Studios, Inc.	California
Eminence Corp.	Delaware
Wandering Wizard LLC	Delaware
VRStudios, Inc.	Washington
Donkey Crew Limited Liability Company	Poland
Snail Innovation Institute	California
Project AWK Projections, LLC	Delaware
BTBX.IO, LLC	Delaware
Matrioshka Games LLC	Delaware